CI Financial

Michael J. Killeen
Senior Vice-President, General Counsel and Corporate Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-6507

SEC MAIL PROCESSING
RECEIVED
JAN 24 2006
WASH. D.C. 205 SECTION

06010465

January 6, 2006

SUPPL

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

j:\mjk\ltrs\sec-ltr.doc

CI Financial
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports strong growth in sales and assets in November

TORONTO (December 1, 2005) – CI Financial Inc. ("CI") today reported net sales of $307 million for November 2005 and fee-earning assets at the end of the month of $70.9 billion. CI's managed assets totalled $53.1 billion at November 30, an increase of 4.0% or $2.0 billion for the month.

"These strong net sales made it our best November in six years and show that the momentum in our business continues to grow," said Stephen A. MacPhail, CI President and Chief Operating Officer. "With gross sales of $9.6 billion for the year-to-date and net sales of $2.6 billion, CI is the top-selling non-bank fund company this year."

CI subsidiary CI Investments Inc. had gross sales of $769 million in November and net sales of $301 million, consisting of $286 million of net sales in long-term funds and $15 million of net sales in money market funds.

CI Investments was recognized in several categories at the 2005 Canadian Investment Awards held on November 30, and was the winner of the prestigious Advisors' Choice Favourite Investment Fund Company of the Year. The award was based on a survey of Canadian advisors, which asked them to consider factors such as quality and range of products, performance, MERs, service, education, community investment and management.

"To be chosen as Canada's top fund company by advisors – our clients and colleagues – is the best form of recognition possible," said Peter W. Anderson, President and Chief Executive Officer of CI Investments. "Advisors can be assured that we will continue to focus on providing them and their clients with the best possible lineup of investment products and services."

In addition, Kim Shannon, President of Sionna Investment Managers Inc., was named Morningstar Fund Manager of the Year in recognition of her outstanding track record as lead portfolio manager of CI Canadian Investment Fund. The $5.7-billion fund has a five-star rating from Morningstar and is first quartile over the five and 10-year periods ending October 31, 2005 (Source: PALTrak).

CI also won the award for best U.S. Equity Pooled Fund for CI American Value Fund, managed by William Priest and David Pearl of Epoch Investment Partners, Inc.

Also in November, Morningstar Canada reported that CI Investments continues to lead the industry with the most five-star funds. Including all funds with a rating, CI Investments had 25 five-star funds at October 31, 2005.

Assante Corporation had gross sales of $88 million and net sales of $2 million in November. Skylon Advisors Inc. recorded net sales of $4 million.

CI's overall fee-earning assets at November 30, 2005, of $70.9 billion consisted of managed assets of $53.1 billion and administered/other assets of $17.8 billion. Managed assets included investment fund assets at CI Investments and Assante of $51.8 billion, labour-sponsored funds of $193 million and structured products/closed-end funds of $1.2 billion. Administered/other assets of $2.3 billion included

institutional assets at BPI Global Asset Management LLP, which generate fees for CI. The $15.5 billion in assets under administration at Assante and IQON Financial Management Inc. (net of assets under management at Assante) generate fees for those companies.

Further information about CI's assets and sales can be found below in the tables of unaudited statistics and at www.ci.com under "Financial Reports" in the Corporate section.

CI FINANCIAL
November 30, 2005
MONTH-END STATISTICS

MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$689	$403	$286
CI money market	80	65	15
TOTAL CI Investments	$769	$468	$301
TOTAL Assante Funds	$88	$86	$2
TOTAL Skylon/Other	$4	$0	$4
TOTAL CI	$861	$554	$307

FEE-EARNING ASSETS	October 31/05 (millions)	November 30/05 (millions)	% Change
CI mutual/segregated funds	$40,993	$42,800	4.4
Assante funds	8,784	8,991	2.4
	$49,777	$51,791	4.0
Managed labour-sponsored funds	191	193	1.0
Structured products/closed-end funds	1,140	1,154	1.2
TOTAL Managed Assets	$51,108	$53,138	4.0
CI administered/other assets	2,248	2,270	1.0
Assante/IQON assets under administration (net of Assante funds)	15,531	15,531	0
TOTAL FEE-EARNING ASSETS	$68,887	$70,939	3.0

AVERAGE MANAGED ASSETS	October 31/05 (millions)	November 30/05 (millions)	% Change
Monthly	$51,427	$52,431	2.0
Quarter-to-date	$52,012	$52,150	0.3
Fiscal year-to-date	$51,325	$51,506	0.4

COMMON SHARES		FINANCIAL POSITION	(millions)
Outstanding shares	286,178,203	Bank debt	$348
In-the-money options	9,155,363	Cash & marketable securities	(40)
Percentage of all options	100%	Net Debt Outstanding	$308
All options % of shares	3.2%	In-the-money liability (net of tax)	$44
Dividend yield at $24.10	3.0%	Terminal redemption value of funds	$785

CI Financial **News Release**

CI Financial Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial Inc.
(416) 364-1145

82-4994

SKYLON ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: GSX.PR.A **FOR IMMEDIATE RELEASE**

Global Resource Split Corp. Announces Quarterly Distribution to Preferred Shareholders

Toronto, December 1, 2005 – Global Resource Split Corp. (the "Corporation") announced today its quarterly distribution for the period ending December 31, 2005 of $0.13125 per preferred share payable on December 30, 2005 to shareholders of record as at December 15, 2005.

The Corporation's investment objectives for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on June 30, 2009.

The Corporation's preferred shares are listed on the Toronto Stock Exchange under the symbol GSX.PR.A.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\dec05\rel-global-res.doc

CI Financial
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial calls for an end to discriminatory tax on Canadians' savings

TORONTO (December 8, 2005) – CI Financial Inc. ("CI") today released an open letter to the leaders of Canada's political parties, urging them to "stop GST on savings."

The letter explains how GST is charged against the management of mutual and segregated funds, but not most other financial services – amounting to a discriminatory tax on the savings of millions of ordinary Canadians. The letter was published today in a full-page advertisement in the *National Post* and is to be published Friday in *The Globe and Mail.*

"The GST was introduced as a consumption tax, yet savings are not consumption," said Stephen A. MacPhail, CI President and Chief Operating Officer. "This unfair application of the GST is draining an estimated $750 million a year from the nest eggs of Canadians and we are asking Canada's political leaders to put a stop to it."

Mr. MacPhail said more than one-third of adult Canadians invest in mutual and segregated funds. "It's important that these Canadians are aware they are paying what amounts to a hidden and unjustified tax on their savings. We also believe that people should take advantage of the federal election campaign to speak to their local candidates about this issue."

Here is the full text of the letter:

Stop GST on Savings

An Open Letter to the Leaders of Canada's Political Parties:

Dear Leaders,

We are writing on behalf of 2.2 million Canadians who have entrusted us with $54 billion of their savings that are invested in mutual and segregated funds managed by CI Financial. We are urging you to pledge your support in stopping a discriminatory tax on the savings of millions of ordinary Canadians.

The tax we are talking about is the GST, which is wrongly applied to mutual and segregated funds. Over one-third of adult Canadians invest in mutual and segregated funds, yet few know that GST is being charged against their savings.

The amount of money involved is staggering. At CI alone, investors in our funds pay about $75 million a year in GST – an amount almost equal to the total operating costs of the funds. For the mutual fund industry as a whole, the GST is quietly draining an estimated $750 million a year from Canadians' savings.

This tax policy has been unfair from the start. In 1990, the GST was introduced as a consumption tax and savings were to be exempt. This only makes sense, because savings clearly are not consumption. Despite this, the GST was applied to mutual and segregated funds. In 1997, additional legislation was introduced

to take effect retroactively to 1990 to reinforce the GST charge against mutual and segregated fund investments.

The result is that the investment and savings vehicles most used by ordinary Canadians are singled out for GST. This practice undermines longstanding government policies to encourage Canadians to save for retirement and reduce their dependence on government-funded pensions. In effect, Canadians who work hard and save are being penalized for their efforts.

We estimate that many Canadians will end up paying $25,000 or more each in GST on their savings by the time they retire. And, they may never know they paid that tax because of its hidden nature. Fund companies are required to collect the GST directly from the funds.

The CI Investments Board of Governors, an independent body that represents investors in the CI funds, recently wrote to CI management to say that the Governors believe the unfair taxation of savings through the GST is a vital issue for fund investors today. They believe we are obligated to continue to make our investors aware of this hidden tax.

We are urging Canadians who save and invest through mutual and segregated funds to discuss this issue with you and with their local candidates during the election campaign.

We need to put an end to this absurd and unjustified application of the GST. Please stop this tax on savings.

Stephen A. MacPhail
President, CI Financial Inc.

[End of letter.]

CI Financial Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company with $70.9 billion in fee-earning assets at November 30, 2005. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial Inc.
(416) 364-1145

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial No Longer Interested in Acquiring Clarington Corporation

Toronto (December 12, 2005) - CI Financial Inc. (TSX: CIX) announced today that it no longer intends to make an offer to acquire the outstanding common shares of Clarington Corporation (TSX: CFI). As previously announced, CI had made a proposal to Clarington to make an offer to acquire all of the Clarington shares for $14.75 per share.

-30-

For further information contact:

Stephen A. MacPhail
President and Chief Operating Officer
CI Financial Inc.
Tel.: (416) 364-1145

CI Investments™
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: BOI.UN **FOR IMMEDIATE RELEASE**

CI GLOBAL OPPORTUNITIES II FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, December 15, 2005 – CI Global Opportunities II Fund (the "Fund") announced today that it will not be making an annual distribution to unitholders.

The Fund, managed by CI Investments Inc., a wholly-owned subsidiary of CI Financial Inc., is a closed-end investment trust listed on The Toronto Stock Exchange (BOI.UN) which invests in a globally diversified portfolio of stocks, bonds and other securities.

For further information, contact:
David C. Pauli
CI Investments Inc.
Tel. No.: (416) 364-1145

82-4994

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, December 15, 2005 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending December 30, 2005 of $0.0625 per unit payable on January 16, 2006 to unitholders of record as at December 30, 2005.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\cvb\funds\ddj\distrib\ddj-us\2005\dec05\dec05-us.doc

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

CI Investments™

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, December 15, 2005 – DDJ High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending December 30, 2005 of $0.60 per unit payable on January 16, 2006 to unitholders of record as at December 30, 2005.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the ten year life of the Fund while preserving capital for distribution to unitholders upon termination of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued around the world.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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82-4994

CI Investments™

2 Queen Street Eastt, Twentieth Floor, Toronto, Ontario M5C3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CIP.UN **FOR IMMEDIATE RELEASE**

CI MASTER LIMITED PARTNERSHIP ANNOUNCES DISTRIBUTION TO LIMITED PARTNERS

Toronto, December 15, 2005 – CI Master Limited Partnership announced today its annual distribution to limited partners.

Rate:	$0.45 per limited partnership unit
Payable Date:	January 16, 2006
Record Date:	December 30, 2005

For further information, please contact:

Douglas J. Jamieson
Vice-President
CI GP Limited
Tel. No.: (416) 364-1145

Document3

82-4994

SKYLON ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending December 31, 2005

Toronto, December 16, 2005 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending December 31, 2005 of $0.1458 per unit payable on January 16, 2006 to unitholders of record as at December 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\dec05\rel-skylon-convert.doc

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: GSX **FOR IMMEDIATE RELEASE**

Global Resource Split Corp. Announces Special Distribution to Class A Shareholders

Toronto, December 16, 2005 – Global Resource Split Corp. (the "Corporation") announces a special year end capital gains distribution in the amount of $2.00 per Class A Share payable on January 13, 2006 to shareholders of record as at December 30, 2005.

The Corporation's Class A Shares are listed on the Toronto Stock Exchange under the symbol GSX. The Corporation's investment objectives for the Class A Shares are to provide holders with an attractive total return from a leveraged investment in an actively managed portfolio of resource companies through special year end capital gains distributions from time to time and returning the original issue price of $15.00, together with an amount representing capital appreciation, at the time of redemption of such shares on June 30, 2009.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdf\skylon\distributions\2005\dec05\rel-global res-2.doc

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending December 31, 2005

Toronto, December 16, 2005 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending December 31, 2005 of $0.15625 per unit payable on January 16, 2006 to unitholders of record as at December 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\dec05\rel-skylon-highyield.doc

82-4994

SKYLON ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending December 31, 2005

Toronto, December 16, 2005 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending December 31, 2005 of $0.0666 per unit payable on January 16, 2006 to unitholders of record as at December 30, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdr\skylon\distributions\2005\dec05\rel-signature.dot

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, December 16, 2005 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending December 31, 2005 of $0.375 per unit payable on January 16, 2006 to unitholders of record as at December 30, 2005.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\dec05\rel-all-asset.doc

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces
Distribution For Month Ending December 31, 2005

Toronto, December 16, 2005 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending December 31, 2005 of $0.1875 per unit payable on January 16, 2006 to unitholders of record as at December 30, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\dec05\rel-skylon-capital.dot

SKYLON ADVISORS INC

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending December 31, 2005

Toronto, December 16, 2005 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending December 31, 2005 of $0.1510 per unit payable on January 16, 2006 to unitholders of record as at December 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\dec05\rel-skylon-global.doc

82-4994

SKYLON ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending December 31, 2005

Toronto, December 16, 2005 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending December 31, 2005 of $0.1510 per unit payable on January 16, 2006 to unitholders of record as at December 30, 2005.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdr\skylon\distributions\2005\dec05\rel-skylon-globalii.doc

SKYLON
ADVISORS INC

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending December 31, 2005

Toronto, December 16, 2005 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending December 31, 2005 of $0.05833 per unit payable on January 16, 2006 to unitholders of record as at December 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\dec05\rel-skylon-growth.doc

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario, M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending December 31, 2005

Toronto, December 16, 2005 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending December 31, 2005 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	December 30, 2005	January 16, 2006
Series B units	US$0.0417 per unit	December 30, 2005	January 16, 2006

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces Distribution For Month Ending December 31, 2005

Toronto, December 16, 2005 – Yield Advantage Income Trust (the "Trust") announces a distribution for the month ending December 31, 2005 of $0.0583 per unit payable on January 16, 2006 to unitholders of record as at December 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

82-4994

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.venturelinkfunds.com

News Release

FOR IMMEDIATE RELEASE

VentureLink Fund announces successful investment exit

TORONTO (December 20, 2005) – VentureLink Fund today announced it has successfully exited its investment in Multi-Channel Communications Inc. (MCCI) with the sale of the company to Teleperformance U.S.A., the U.S. subsidiary of worldwide contact centre leader SR Teleperformance.

"Unitholders in the VentureLink Fund have been rewarded with the successful exit of this investment," said John Varghese, Managing Partner. The transaction directly resulted in a 12.9% increase in the value of the fund, not including valuation changes in other fund holdings.

VentureLink Fund made an investment in MCCI in April 2002, with two rounds of follow-on financing. The sale to Teleperformance was completed on December 1, 2005.

MCCI has grown dramatically in the past three years, from a start-up to a company with revenues in excess of $40 million and more than 1,300 employees in Thunder Bay, Belleville and Peterborough, Ontario. The company provides outsourced contact management solutions, blending industry-leading telephony, computing and software platforms with unique business and people processes to create advanced multichannel contact centres. SR Teleperformance is a leader in the business, operating in 36 countries.

With Mr. Varghese serving as chairman of the company, VentureLink played a key role in helping MCCI to develop its business. VentureLink also worked closely with the MCCI management team and other private equity partners to reach this successful investment exit.

"This is an excellent illustration of how labour funds assist in the development of businesses and the creation of jobs in Canada," said Mr. Varghese. "In this case, over 1,000 positions were created in cities outside of the major metropolitan centres."

VentureLink Fund is a labour-sponsored investment fund established in December 2000. The fund focuses its investments on promising emerging companies in the telecommunications, biotechnology, and information technology sectors. The VentureLink team also manages five other labour-sponsored funds, including VentureLink Diversified Income Fund and VentureLink Financial Services Innovation Fund. More information about the VentureLink funds is available at www.venturelinkfunds.com.

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For further information, contact:
John Varghese
VentureLink Fund
(416) 681-6371

82-4994

SKYLON ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Special Distribution to Unitholders

Toronto, December 20, 2005 – Signature Diversified Value Trust (the "Trust") announces a special year end capital gains distribution in the amount of $0.41 per unit payable on January 16, 2006 to unitholders of record as at December 30, 2005. This is in addition to the regular monthly distribution that was declared earlier this month.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN

FOR IMMEDIATE RELEASE

Skylon Global Capital Yield Trust Announces Special Distribution to Unitholders

Toronto, December 20, 2005 – Skylon Global Capital Yield Trust (the "Trust") announces a special year end capital gains distribution in the amount of $0.465 per unit payable on January 16, 2006 to unitholders of record as at December 30, 2005. This is in addition to the regular monthly distribution that was declared earlier this month.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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82-4994

SKYLON ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Special Distribution to Unitholders

Toronto, December 20, 2005 – Skylon Global Capital Yield Trust II (the "Trust") announces a special year end capital gains distribution in the amount of $0.41 per unit payable on January 16, 2006 to unitholders of record as at December 30, 2005. This is in addition to the regular monthly distribution that was declared earlier this month.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\dec05\rel-skylon-globalii-special.doc

82-4994

SKYLON ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Special Distribution to Unitholders

Toronto, December 20, 2005 – Skylon Growth & Income Trust (the "Trust") announces a special year end capital gains distribution in the amount of $0.29 per unit payable on January 16, 2006 to unitholders of record as at December 30, 2005. This is in addition to the regular monthly distribution that was declared earlier this month.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\dec05\rel-skylon-growth-special.doc

82-4994

CI Investments™

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Investments appoints QVGD, Epoch to manage small-cap portfolios

TORONTO (December 28, 2005) – CI Investments Inc. ("CI") today announced portfolio management and other changes to a number of its small-cap portfolios, effective immediately.

QVGD Investors Inc. has been named portfolio advisor to Signature Canadian Small Cap Corporate Class, and Leigh Pullen and Joe Jugovic are lead portfolio managers. In conjunction with this change, the fund will be renamed CI Can-Am Small Cap Corporate Class, and it has a new blended benchmark consisting of 50% of the S&P/Citigroup Canada Extended Market Index and 50% of the S&P/Citigroup U.S. Extended Market Index (in Canadian dollars).

The new name and benchmark reflect CI's intention to further diversify the fund's portfolio following the elimination earlier this year of the foreign content limit for registered plans. The investment strategies have been modified to permit QVGD to invest up to 49% of the fund in U.S. and international small-capitalization companies, while a minimum of 51% will remain invested in Canadian securities. Signature Canadian Small Cap Corporate Class has $64 million in assets (as of December 21, 2005).

QVGD also has been named portfolio advisor to the small-cap portion of Select Canadian Equity Managed Corporate Class, a multi-manager, multi-style mutual fund that is part of Portfolio Select Series, a new investment program that will be available for purchase on January 3, 2006.

QVGD is a Calgary-based firm that manages over $800 million in investment portfolios for institutional and private clients. QVGD is an independent manager and makes a specialty of small-cap equity and balanced fund management. QVGD employs disciplined risk-management techniques to assure returns and has earned top-quartile results over the longer term. Its investment philosophy is embodied in its name – selecting investments of quality, value, and growth to build diversified, low-risk portfolios.

In addition, Epoch Investment Partners, Inc. has been named portfolio advisor to the $211-million CI Explorer Fund, and William Priest has been appointed Lead Portfolio Manager. The investment strategies have been modified to contemplate that Epoch will invest up to 49% of the fund in U.S. and international small cap companies, with at least 51% of the fund continuing to be Canadian content. These changes indirectly affect CI Explorer Corporate Class and two segregated funds: CI Explorer Segregated Fund and Clarica MVP Growth Fund.

Epoch is a New York-based employee-owned firm that manages approximately $2.0 billion US in assets. Epoch was founded in 2004 by William Priest, a veteran portfolio manager with over 35 years of Wall Street experience, and his associates. Epoch manages a wide spectrum of investment mandates, including CI American Small Companies Fund and CI Global Small Companies Fund. Epoch is also portfolio advisor to CI American Value Corporate Class. The CI American Value mandate was named U.S. Equity Pooled Fund of the Year at the 2005 Canadian Investment Awards.

QVGD and Epoch replace CI Investments as portfolio advisor to the funds. CI has made the change as a result of Portfolio Manager Peter Hodson's decision to leave CI.

CI Investments™ News Release

"We are pleased to have selected two top-notch small-cap managers in QVGD and Epoch," said Peter W. Anderson, CI President and Chief Executive Officer. "Both firms have highly experienced portfolio management teams and excellent track records in the small-cap category.

"They are also an excellent fit with our plans to broaden the portfolios of the funds by increasing their foreign content to the maximum allowed by the funds' mandates," Mr. Anderson said. "The Canadian small-cap market is limited and illiquid and we believe this move will enhance the funds' potential returns and reduce their volatility through a wider selection of potential investments and increased diversification."

In addition, Mr. Hodson managed portions of three multi-manager, multi-style funds: Synergy Canadian Style Management Corporate Class, Synergy Extreme Canadian Equity Fund and Synergy Tactical Asset Allocation Fund. Those assets are being reallocated to the other managers of the portfolios. Synergy Asset Management continues as the lead portfolio manager of the three funds.

CI Investments Inc. is a wholly owned subsidiary of CI Financial Inc. (TSX: CIX), an independent, Canadian-owned wealth management company with approximately $70.9 billion in fee-earning assets as of November 30, 2005. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

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For further information, please contact:
Peter W. Anderson
President and Chief Executive Officer
CI Investments Inc.
(416) 364-1145

82-4994

Placements CI

CI Place, 151, rue Yonge, onzième étage, Toronto (Ontario) M5C 2W7
Téléphone : (416) 364-1145 Sans frais : 1 800 268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX**

Fonds CI nomme QVGD et Epoch gestionnaires des portefeuilles à petite capitalisation

TORONTO (Le 28 décembre 2005) – CI Investments Inc. (« CI ») a annoncé aujourd'hui l'entrée en vigueur immédiate de plusieurs changements au niveau des gestionnaires de portefeuille et certains portefeuilles de titres à petite capitalisation.

QVGD Investors Inc. a été nommé conseiller de portefeuille pour la Catégorie de société sociétés à petite capitalisation canadiennes Signature. Leigh Pullen et Joe Jugovic seront les gestionnaires de portefeuilles principaux. Dû à ce changement, le Fonds a sera renommé « Catégorie de société petite capitalisation can-am CI ». De plus, cette catégorie se basera sur un nouvel indice de référence composé à parts égales entre « S&P/Citigroup Canada Extended Market Index » et « S&P/Citigroup U.S. Index » (libellés en dollars canadiens).

Le nouveau nom de l'indice de référence reflète l'objectif de CI de diversifier davantage le portefeuille du Fonds suite à la suppression plus tôt cette année de la limite de contenu étranger applicable aux régimes enregistrés. Les stratégies de placement ont été modifiées pour permettre à QVGD d'investir jusqu'à 49 % des actifs du Fonds dans des sociétés américaines et internationales à petite capitalisation, alors qu'une exposition minimum de 51 % sera conservée dans les titres canadiens. La Catégorie de société sociétés à petite capitalisation canadiennes Signature possède un actif de 64 milliards de dollars (au 21 décembre 2005).

QVGD a aussi été nommé conseiller de portefeuille pour les titres à petite capitalisation qui composent la Catégorie de société gestion d'actions canadiennes Select, un fonds commun multi-gestionnaires et multi-styles offert sous le parapluie de la Série Portefeuille Sélect - un nouveau programme de placement qui sera disponible à partir du 3 janvier 2006.

QVGD est une société siégée à Calgary qui gère plus de 800 millions de dollars pour des portefeuilles de placement au nom de plusieurs clients privés et institutionnels. QVGD agit à titre de gestionnaire indépendant et se spécialise dans la gestion des titres d'actions à petite capitalisation et des fonds équilibrés. QVGD applique un programme de gestion du risque discipliné dans le but d'assurer la réalisation de rendements. Cette société a procuré aux investisseurs des rendements à long terme de premier quartile. Le nom de la société traduit la philosophie qu'elle suit par rapport à la sélection de placements, plus précisément une combinaison de qualité, valeur et croissance qui permet de bâtir des portefeuilles diversifiés à faible risque.

De plus, Epoch Investment Partners, Inc. a été nommé conseiller de portefeuille du Fonds explorateur CI, qui possède un actif de 211 millions de dollars. William Priest agira à titre de gestionnaire de portefeuille principal. Les stratégies de placement ont été modifiées, étant donnée qu'il est prévu qu'Epoch investira jusqu'à 49 % des actifs du Fonds dans des sociétés américaines et internationales à petite capitalisation, alors qu'une exposition minimum de 51 % sera conservée dans les titres canadiens. Ces changements touchent indirectement la Catégorie de société explorateur CI et deux fonds distincts, notamment le Fonds distinct explorateur CI et le Fonds de titres de croissance Clarica PDG.

Epoch, dont le siège social se situe à New York, est une société qui appartient en propriété exclusive à ses employés. Cette société gère un actif de près de 2 milliards de dollars US. Gestionnaire de portefeuille et vétéran de Wall Street avec plus de 35 années d'expérience, William Priest a confondé la société Epoch en juin 2004 avec l'aide de ses associés. Epoch gère des actifs qui couvrent une vaste gamme de mandats de placement, y compris le Fonds américain petites sociétés CI et le Fonds mondial de petites sociétés CI. Epoch agit aussi à titre de conseiller de portefeuille pour la Catégorie de société valeur américaine CI. Le Fonds de valeur américaine CI a été nommé le Fonds d'actions de l'année 2005 à la cérémonie des « Canadian Investment Awards ».

QVGD et Epoch remplacent Placements CI à titre de conseillers de portefeuille des fonds. CI a décidé d'effectuer ces changements suite à la résignation de Peter Hodson de son poste à CI.

« C'est avec plaisir que nous accueillons au sein de notre équipe de gestionnaires de titres à petite capitalisation les sociétés QVGD et Epoch, deux gestionnaires de premier ordre », a déclaré Peter W. Anderson, président et chef de la direction de CI. « Ces deux sociétés sont dirigées par des équipes de gestion chevronnées et elles affichent un excellent historique de rendements dans le domaine des titres à petite capitalisation.

« Aussi, ces sociétés cadrent bien avec nos objectifs d'élargir la composition des portefeuilles de fonds et de maximiser le contenu étranger selon les mandats des fonds », a déclaré M. Anderson. « Le marché des titres à petite capitalisation est limité et se compose d'un pourcentage minime de liquidités. Selon nous, cette initiative aura pour effet d'augmenter le potentiel de rendements des fonds. Aussi, les fonds connaîtront une réduction de volatilité grâce à une vaste gamme de placements et une diversification accrue.

De plus, CI a annoncé que la répartition allouée aux titres à petite capitalisation par plusieurs des fonds multi-gestionnaires et multi-styles gérés par M. Hodson sera dorénavant la responsabilité des autres gestionnaires de portefeuilles. Parmi ces fonds, notons la Catégorie de société gestion de style canadien Synergy, le Fonds extrême d'actions canadiennes Synergy et le Fonds de répartition tactique d'actifs Synergy. Synergy Asset Management continuera d'exercer les fonctions de gestionnaire de portefeuille principal des trois fonds.

CI Investments Inc. est une filiale en propriété exclusive de CI Financial (TSX : CIX), une société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 70,9 milliards de dollars au 30 novembre 2005. À travers ses principales filiales d'opération, CI Investments Inc., Assante Corporation et Skylon Advisors Inc., CI Financial offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement. Le site Web de CI se trouve à l'adresse www.ci.com.

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Pour de plus amples renseignements, veuillez communiquer avec :
Peter W. Anderson
Président et chef de la direction
CI Investments Inc.
(416) 364-1145